Ecopetrol S.A. obtains approval for a contingent line of credit for up to US$ 1,200 million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that by means of Resolution 1824 of July 30, 2021, the Ministry of Finance and Public Credit authorized the execution of a contingent credit line (“Committed Credit Line”) up to an amount of twelve hundred million dollars (US $ 1,200,000,000).

The proceeds from this facility may be used for general corporate purposes in the ordinary course of business, including the strengthening of Ecopetrol’s liquidity position in case of eventual organic growth opportunities, risk mitigation in connection with unexpected fluctuations in oil prices, as well as to reduce specific refinancing needs in the coming years with flexibility and competitive borrowing costs.

The Committed Credit Line will be subscribed with Banco Bilbao Vizcaya Argentaria S.A. New York Branch, Banco Santander, S.A., JPMorgan Chase Bank, NA, Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, each participating with an amount of up to two hundred million dollars (US $ 200,000,000).

Under the Committed Credit Line, the banks commit to disburse funds when Ecopetrol requires it, under the terms and conditions previously agreed between the parties. This facility would only increase the Company's indebtedness levels at the time disbursements are made.

The Committed Credit Line will have a 2-year availability period for disbursements, starting on the signing date, subject to the following conditions: (i) principal payable at maturity (3 years from the agreement’s date); (ii) an interest rate of 6-month LIBOR + 125 basis points; (iii) an up-front and structuring fee of 40 basis points; and (iv) a commitment fee of 37 basis points per year on the undisbursed principal during the availability period.

To obtain the Committed Credit Line, the Company complied with all the procedures and internal and external approvals required, including the corresponding authorization resolution by the Ministry of Finance and Public Credit.

The Committed Credit Line is aligned with the Ecopetrol Group's comprehensive debt management strategy, guaranteeing financial flexibility in optimal market conditions. The amount and the conditions obtained confirm the confidence of the financial sector in the performance, soundness and business strategy of the Company.

Bogotá D.C., August 2, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Alexandra Santamaria Molano

Phone: + 571-234-4329

Email: alexandra.santamaria@ecopetrol.com.co